UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
PFENEX INC
(Name of Issuer)
(Title of Class of Securities)
717071104
(CUSIP Number)
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
January 11, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 717071104

1	NAME OF REPORTING PERSON: Sanders Morris Harris LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 760224835
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: SMH LLC in its capacity as a Broker Dealer, used funds provided through the accounts of certain of its clients to purchase the Securities reported as beneficially owned
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,634,806
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,634,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,634,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.94%
14	TYPE OF REPORTING PERSON Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

CUSIP No.: 717071104
ITEM 1.	SECURITY AND ISSUER:
PFENEX INC
ITEM 2.	IDENTITY AND BACKGROUND:
Common Stock no par value
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Funds provided through the accounts of certain of its clients to purchase the Securities reported as beneficially owned
ITEM 4.	PURPOSE OF TRANSACTION:
The Securities reported as beneficially owned were purchased by SMH LLC in its capacity as a Broker Dealer on behalf of its clients for investment purposes in the ordinary course of business.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
none
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
none
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
none

CUSIP No.: 717071104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 11 2018	Sanders Morris Harris LLC By: /s/ David Block Name: David Block Title: Operations Manager
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).